Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Interview with Lakshimi Mittal,

Chairman and CEO. Mittal Steel

SPEAKER	TIMECODE	English TRANSCRIPTION
Interviewer	10:00:00:07

Hello, I'm here with Lakshmi Mittal, Chairman and CEO of Mittal Steel, the world's largest steel producer, to talk about the group's offer for Arcelor. Why did you choose to make this offer for Arcelor?

Lakshmi Mittal	10:00:11:18	Our offer is based on sound industrial logic and the belief that consolidation is vital for the long-term health of the steel industry.
	10:00:21:24	Historically, the steel industry has been very volatile as a result of the highly-fragmented nature of the industry. This made it very difficult to generate consistent terms.
	10:00:35:10	Over the past few years, the industry has begun to embrace consolidation and we are already seeing the benefits of this.
10:00:43:23

Underlying growth is now in the region of 4-5% and if we can continue to restructure, then we have a real opportunity to create a more sustainable industry creating value for all shareholders throughout the cycle.

	10:00:59:10	The combination with Arcelor will take consolidation to the next level, creating the first 100 million tonne steel producer with a presence in most major markets.
	10:01:10:07	We believe this transaction will play an important role in improving the sustainability of the industry and will act as a catalyst for further consolidation and a subsequent re-rating in the sector.
	10:01:25:13	The two businesses are entirely complementary and combined will give an unparalleled leading profile, both geographically and by product portfolio.
Interviewer	10:01:36:07	Why is consolidation so important?
Lakshmi Mittal	10:01:38:14

Consolidation will reduce the volatility which the steel industry has long been associated with. A more consolidated steel market would be better placed to effectively manage supply and demand and leading to increased stability and sustainability.

	10:01:55:06	It is also sensible from a customer and supplier perspective, as these industries are both well-consolidated and will benefit from a more global steel sector.
	10:02:07:07	Creating a healthier operating environment will also enable steel companies to invest more in the key areas of R&D and technology.
Interviewer	10:02:15:20	What do you believe a combination with Mittal Steel offers Arcelor shareholders that Arcelor can't offer them on its own?
Lakshmi Mittal	10:02:22:16

We believe this combination benefits Arcelor shareholders in a number of ways. Fundamentally, it will integrate their strengths into a stronger global network, including the number one operation in North America. Furthermore, it will accelerate their growth potential by accessing new markets in China, India, East Europe and Central Asia.

10:02:45:00

Currently, the Arcelor business is more or less 80% reliant on Western Europe, where growth is virtually flat and around 1%. Mittal Steel's integrated business model will also allow Arcelor to improve margins and control costs.

	10:03:03:04	And finally, the financial strength of the combined company will be greater than Arcelor as a standalone, creating greater opportunity for further growth potential.
Interviewer	10:03:15:01	Arcelor has said that the two businesses are incompatible. How do you respond to that?

Lakshmi Mittal	10:03:20:16	The two businesses are entirely complementary, which is quite unusual and one of the attractions of this transaction.
10:03:28:05

In terms of the developed markets, Arcelor has a leading position in the high-quality European market. Mittal Steel is the leader in the United States. In developing markets, Arcelor has a leading position in South America. We have a leading position in Africa, Eastern Europe and are expanding into India and China.

	10:03:48:17	Arcelor has an attractive distribution business whereas Mittal Steel has a strong presence in upstream operations.
	10:03:56:17	Combined, we are forming a true industry giant with balanced exposure to both developed and developing markets and both flat and long products. It will be a unique company in the steel industry.
Interviewer	10:04:09:20	Arcelor have said that they produce perfume while you produce cologne. Does this have a bearing on the merger?
Lakshmi Mittal	10:04:16:14

None at all. You make a product according to the demands of the market. This is why in the United States, we are the number one ranked producer in terms of providing high-quality steels to the automotive and (inaudible) sector.

10:04:31:03

Arcelor makes the same steels in Europe. In Eastern Europe by comparison, there is less demand for the high-quality products, but as these economies grow this will change, and that is why it is so important to build a presence in these growth regions. Remember, Arcelor has also been trying to expand into developing markets for some time.

Interviewer	10:04:53:15	Is Mittal a financially strong company? Arcelor has said that you need their cash flow in order to finance your capital investment programmes for your current assets.
Lakshmi Mittal	10:05:03:04	Mittal Steel is very strong financially. In the latest Fortune 500, we ranked 55th in terms of our profitability and first for highest returns on assets.
10:05:15:08

This transaction is based on industry logic and synergies. Mittal Steel is a cash generative company and has funded years of substantial capital investment. Without a cause to the equity markets, we generate about US $3 billion on an annual basis and had $1 billion of free cash flow in Q4 '05 alone. Our credit ratings are on par with Arcelor's.

Interviewer	10:05:43:17	What would the profile of the enlarged company look like?
Lakshmi Mittal	10:05:46:17	The enlarged company would be the world's fastest steel maker with over 100 million tonnes of output accounting for around 10% of the total global market.
	10:05:58:10	It would have a leading presence in both the high-quality and the high-growth markets, giving shareholders exposure to all the important segments in the steel industry.
	10:06:09:04	Financially, it would be strong with revenues of approximately US $70 billion and (inaudible) of approximately US $12 billion.
	10:06:19:03	In terms of stock market indices, we would expect to be included in the CAC 40, the DJ Euro Stoxx 50 and the MSCI amongst others.
Interviewer	10:06:29:23	Mergers almost always lead to substantial job losses. Will you have to announce plant closures and job losses before you can achieve the synergies you've promised?
Lakshmi Mittal	10:06:41:05	The attraction of this transaction is that there is virtually no overlap in the two companies, so we can confidently say that there will be no job losses as a result of this transaction.

10:06:54:20

Additionally, we will be honouring all of Arcelor's existing employee commitments. The US $1 billion of synergies which we have identified will come from purchasing, marketing and manufacturing and process optimisation.

Interviewer	10:07:11:24	Mr Mittal, why do you feel this merger is in the best interests of shareholders?
Lakshmi Mittal	10:07:17:14

Shareholders will have the opportunity to participate in the future growth prospects of the leading steel company, which aims to continue to grow and anticipates producing around 150-200 million tonnes of steel within the next decade.

Interviewer	10:07:34:19	Are you confident about the long-term prospects for the industry?
Lakshmi Mittal	10:07:38:10

The steel industry is currently enjoying demand growth of around 4-5%. This growth has largely been driven by the industrialisation of countries like China. The strong economic growth of these developing markets are expected to help maintain steel demand growth of around 4-5% for the next decade.

10:08:00:07

In order to take full advantage of these positive dynamics, it really is important for the steel industry to ensure that its structure is as healthy as possible, which all comes back to the benefits of consolidation.

	10:08:15:10	The industry has been given a second chance and we should ensure we are in a strong enough position to be able to take advantage of it.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.